UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 8, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 1Q24 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

First quarter 2024 results

7 May 2024
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for slides refer to the

first quarter 2024 results presentation. Materials and a

webcast
replay are available at www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – Key messages

Thank you, Sarah and good morning,

everyone.

A little over a

year ago, we were

asked to play a

critical role in stabilizing

the Swiss and global

financial systems
through the acquisition of Credit Suisse and we are delivering on our commitments.

This quarter marks the return to reported net

profits and capital accretion – a testament to the strength of our
client franchises and significant progress on our integration plans.

Reported net profit was 1.8

billion, with underlying PBT

of 2.6 billion and an

underlying return on CET1

capital
of 9.6%.

Our commitment to

stay close to

clients supported healthy

revenue growth

in our

core businesses

and flows
across

our

asset gathering

franchises. Meanwhile,

we are

executing

on

our

restructuring

plans at

pace

and
actively winding down Non-core and Legacy assets.

We also achieved another 1 billion in annualized run-rate gross cost savings during the quarter as we progress
towards our 13 billion target.

As for the next significant

integration milestones, we

remain on track with our

plans to simplify our

legal entity
structure. The

merger of

our parent

banks is

expected by

the end

of May

and the

transition to

a single

U.S.
intermediate holding company is expected to occur

shortly thereafter. The merger of our Swiss bank entities is set to take place before the end of the third quarter. All of this is subject to final regulatory approvals.
These critical milestones will facilitate

the migration of clients onto

UBS platforms beginning later this

year and
unlock the next phase

of the cost, capital,

funding and tax benefits

from the second half of

2024, and more so
by the end of 2025 and into 2026.

Lastly, improvements in our CET1 capital ratio was supported by our optimization of risk weighted assets. As a
consequence, we remain well positioned to deliver

on our capital return targets this year.

Slide 4 – Strong financial performance in 1Q24 with

significant operating leverage

Our underlying financial performance was

driven by significant positive

operating leverage at the

Group level
with 15% revenue

growth alongside a

5% reduction in

operating expenses compared

to the fourth

quarter.
Compared to a year ago, we reduced operating

expenses by around 12%.

We had

excellent performance in

Global Wealth Management

as underlying PBT

doubled sequentially to

1.3
billion. Personal &

Corporate Banking delivered

underlying profit growth

quarter on quarter

driven by higher
revenues and

lower credit

loss expenses.

Meanwhile, Asset

Management posted

solid results

thanks to

cost
discipline.

As a result of the restructuring efforts we have undertaken

over the last nine months, I am particularly

pleased
that Credit Suisse’s Wealth Management, Swiss Bank

and Asset Management franchises are now

all profitable
and contributed to our financial performance.
The

Investment

Bank

delivered

a

double-digit

underlying

return

on

attributed

equity

supported

by

lower
operating expenses compared to Q4, and another strong

quarter in Global Banking revenues.
Lastly, we had a positive revenue

contribution from Non-core

and Legacy as

we accelerated position

exits while
further reducing costs.

Slide 5 – Continued franchise strength and client

momentum

While

we continue

to deliver

on

the integration,

helping our

clients manage,

grow

and

protect their

assets
remains our top priority.

We

maintained

our

momentum

with

clients

in

GWM.

Invested

assets

have

now

surpassed

4

trillion

as

we
generated 27 billion of net new assets.

Though

geopolitical

volatility

and

macroeconomic

uncertainty

continued

to

weigh

on

client

sentiment,

we
observed an improvement in risk appetite and activity.

We also saw an improvement in client activity within

P&C, particularly among corporates.

In

Asset

Management,

our

clients

continue

to

value

our

Separately

Managed

Account

and

Sustainability
offerings. We generated 21 billion in net new money

during the quarter.

In

Global

Banking,

we

outperformed the

fee

pools

in

all

regions,

but

most

notably

in

the

U.S.,

where

the
integration of Credit Suisse teams is progressing well and our pipeline continues to build.

Slide 6 – Accelerated cost and balance sheet

reductions in Non-core and Legacy

Let’s move to Non-core and Legacy.

As I

said before,

and you

can see

on this

slide, we

are making

good progress

in taking

out costs

and streamlining
our operations as we run down the portfolio.

We accelerated the

wind-down of

several complex

and longer-dated positions

this quarter, supporting a

capital
release of around 2 billion and a material improvement in our natural run-off profile.

We are well

positioned to achieve our target

to reduce NCL risk

weighted assets to around 5%

of the Group
by the

end of

2026 and

we remain

focused on

accelerating position

exits in

a manner

that continues

to optimize
value.

Slide 7 – Reinforcing our balance sheet for all seasons

through active management

Turning

to

capital.

As

you

can

see,

the

combination

of

our

highly

capital

generative

business

and

the
restructuring

and

active

management of

financial resources

has

further reinforced

our

balance sheet

for all
seasons.

This permits us to follow through on our capital return plans for 2024.

During the quarter, we began accruing
for a mid-teen percentage year-on-year increase in our dividend. And, as previously communicated,

we expect
to resume share repurchases following the completion of the parent bank merger, targeting up to 1 billion.
Our ambition is to continue repurchases in

2025 and for our capital returns in 2026 to

exceed pre-acquisition
levels.

Of

course,

all

of

this

is

now

subject

to

our

assessment

of

any

proposed

requirements

related

to
Switzerland’s ongoing review of its regulatory regime.

In this respect, I’d like to address the recent proposals in Switzerland to strengthen the too-big-to-fail regime.

It is clear

both to us

and several

expert groups that

too-low capital requirements

were not why

Credit Suisse
needed rescuing.
However,

we agree with the Swiss Federal Council’s view that capital and liquidity requirements on their own
are not sufficient to ensure the resilience and stability of a systemically important bank.

In addition to having a strong

capital position, it is key to

maintain a sustainable business model centered

around
risk-adjusted

profitability

and a robust

risk management

framework.

All of these

are core principles

for UBS.

For over

ten years,

this approach

has served

our clients,

employees, investors and

the Swiss

economy well.

It is
what allowed

UBS to

respond to

the Swiss

government’s request

in March

2023 to

be part

of the

solutions to
stabilize the financial system.

While

some

modifications

to

the

regulatory

regime

may

be

necessary

-

and

we

have

endorsed

many

-

the
discussion around

capital should be based

on facts. That includes

a full and transparent account

of what led to
the idiosyncratic

failures of

Credit Suisse.

The ultimate

and crucial

objective of

the too-big-to-fail

regime must

be to

credibly demonstrate

that a

systemically
important

bank could

be saved

in a crisis

largely through

its own financial

resources.

We believe UBS

has and will

continue to

demonstrate

its resolvability

from both an operational

and capital

point
of view. With around 200

billion in total loss

absorbing capacity, our

shareholders

and structurally

subordinated
bondholders bear

the significant

costs and

risks to

ensure taxpayers

would not

suffer in

the highly

unlikely scenario
that a major systemic event affects UBS.
We appreciate that

many of you

would like a

quantification of the

potential impact of

any new capital

regime,
but it is too soon to jump to conclusions. It would be inappropriate for us to speculate or respond to speculation
on the

potential impact.

We were

not involved

in the

consultation process

leading to

the publication

of the

Federal
Council’s

report, and

do not have

clarity on

any proposed

changes

and how

they would

be implemented.
Nonetheless,

one point on which

we may offer some

clarification

is the topic of

parent bank capital.

Our parent
bank was already well

capitalized in both absolute and relative terms and

is in

a position today to

absorb the
removal of

substantial

regulatory

concessions

granted to

Credit Suisse.

By fully aligning

the treatment

of capital at

Credit Suisse

to our more rigorous

approach, UBS has

to provide the
additional

capital

required

for

the

phase-in

of risk-weighted

assets

for

Credit

Suisse

participations.

UBS

had

already
done

this

for

its

subsidiaries

when

the

rules

were

introduced

in 2017.

Further, UBS

will

not

rely

upon

the

regulatory
filter historically

applied to Credit

Suisse. Overall,

this requires additional

capital in the

amount of about

9 billion
dollars.
When applied

consistently

and coherently, the

Basel 3

rules that

UBS and

its global

peers must

follow are

robust.
They too, are being significantly tightened. In addition, the phasing-in of progressive capital add-ons will already lead to

substantially

higher capital

requirements

for UBS’s

parent bank,

about another

10 billion.

So overall, we

are adding almost 20

billion in additional capital which, of course, was

already reflected in our
previously communicated capital and financial targets.

In our view, all of this must

be considered when

new requirements

are discussed,

defined and

calibrated.

In this
respect, we will be constructively contributing

our views to the relevant authorities and various

policymakers.

As

the third-largest private

employer,

one of

the country’s largest

taxpayers and

as importantly,

a

significant
provider of credit to households and

businesses in Switzerland, we believe it

is also our responsibility to share

our
perspectives with the wider public.

This is

an important

discussion

for the

country

and I remain

hopeful for

a proportionate

outcome.
In the meantime, in addition to executing on our integration plans, we will remain focused on what we are able
to control –

serving our

clients, following

through on

our strategy, investing

in our people

and remaining

a pillar
of economic support in the communities where

we live and work.

With that,

I hand over

to Todd.

Todd

Tuckner
Slide 9 – Return to reported profitability of 1.8bn with

underlying PBT 2.6bn
Thank you Sergio, and good morning

everyone.
Before I

begin, I would

offer a

reminder that

the first quarter

financial report published

today includes select
inter-divisional changes

we signaled

last year. We shifted

the Swiss

high-net worth

segment from

P&C to

GWM,
and

pushed-out

residual,

centrally-held

costs

and

financial

resources

to

our

business

divisions,

ultimately
increasing the equity we allocate to them.
These divisional shifts

support continued

resource discipline and

accountability. They also align with

interests of
shareholders by

reflecting Group

performance as

a whole

through the

reporting lens

of the

respective individual
businesses.
In my

remarks today,

I will

refer to

underlying numbers in

US dollars and

compare them to

our performance
last quarter, unless stated otherwise.
As illustrated on Slide 9, our financial performance this quarter reflects strength in our core businesses as well
as

excellent

progress

across

our

integration

workstreams,

resulting

in

substantial

reductions

in

operating
expenses and risk-weighted assets.
Profit before tax increased significantly to 2.6 billion from strong operating leverage quarter-on-quarter driven by higher revenues and lower costs, both of which I

will cover in more detail shortly.
Net credit loss expenses declined by 30 million this

quarter to 106 million.

On

a

reported

basis, the

first quarter

net profit

was

1.8 billion,

including a

tax expense

of 0.6

billion.

The
effective

tax

rate

for

the

quarter

was

26%,

lower

than

previously

guided,

primarily

due

to

the

strong
performance in Non-core and Legacy that reduced the

level of losses in select Credit Suisse legal entities.

We expect the effective tax rate

in the second quarter to return

to more elevated levels from higher forecasted
losses in these entities

before the first of the

planned mergers takes

place later this month.

We then expect the
Group’s effective tax rate

in the second

half of 2024 to

continue to normalize,

ultimately falling to

its structural
level of 23% by 2026, driven by further legal

entity optimization and cost elimination.

Slide 10 – Strong underlying revenues, up 15% QoQ
Total

revenues,

on

slide

10,

increased

by

15%

to

12

billion

with

strong

sequential

gains

in

Global

Wealth
Management, the Investment

Bank and Non-core and Legacy.

The latter included a

gain from the close-out of
the main

aspects of

the transaction relating

to the

former Credit

Suisse Securitized Products

business, which
was announced earlier in the quarter.
Partially offsetting our top line performance was a decline of 446 million in Group

Items, driven primarily from
hedging P&L reflecting higher interest rates and widening

currency basis spreads in the quarter.
Total

reported

revenues

reached

12.7

billion,

which

included

0.8

billion

from

purchase

price

allocation
adjustments in

our

core

businesses.

Since

the Credit

Suisse

acquisition, these

adjustments total

3.1 billion,
excluding the effects in

NCL, and mainly relate

to loans that will

pull-to-par if held to

maturity.

We continue
to expect to report additional revenues of

around 7.4 billion through the end

of 2028 from these acquisition-
related effects, of which 0.6 billion is expected in the second quarter.

Slide 11 – Executing on cost ambitions with operating

expenses down 5% QoQ
Moving to slide 11. Operating expenses for the Group decreased by 5% quarter-on-quarter to 9.2 billion with the largest reductions in Non-core and Legacy, Global Wealth Management, and the Investment Bank.
Personnel costs

excluding variable

and Financial

Advisor compensation

decreased by around

120 million,

or 3%
quarter-on-quarter.

Variable and FA

compensation expenses were up 11% sequentially on the

back of higher
revenues. Overall, personnel expenses increased by 2%.
There were

almost 2 thousand

fewer total staff

at the end

of the first

quarter when compared

to the end

of
the fourth quarter of 2023,

and over 19 thousand fewer

versus the end of 2022, down

12.5% over the past 5
quarters.

Non-personnel

expenses

were

down

0.6

billion

quarter-on-quarter,

driven

by

lower

real

estate

expenses
combined with a reduction in third party spend.

Additionally, the fourth quarter contained charges for the

UK
bank levy and the US FDIC special assessment

that were not present in our first quarter performance.

Integration-related expenses in

the first

quarter were

1 billion,

split roughly

half-half between personnel

and
non-personnel costs, resulting in reported operating expenses of 10.3 billion.
Slide 12 – Cost plans on track with 50% of

targeted saves expected by 2024 exit

rate
On slide 12,

we report on

the progress

against our cost ambitions

as described during the

investor update in
February.

Exiting the first quarter, we realized an

additional 1 billion

in gross cost saves when

compared to the
2023 exit rate.

Since the end of

2022, we have achieved

5 billion in gross

saves, or nearly 40%

of our 2026
exit-rate ambition of 13 billion.
As I highlighted in February, we expect our

integration work to intensify

over the next several, pivotal

quarters.

This will require appropriate staff levels to ensure efficient, effective and well-controlled execution.

Accordingly,

the pace of gross cost saves is likely to decelerate from the run rate savings output achieved over the last 5 quarters, with another 1.5 billion in gross cost saves expected by the end of the year.

Following this
intensive phase, we continue to expect the pace

of gross saves to pick up again in 2025.
Integration-related expenses

linked

to our

cost-saving actions

reached

a

total

of 5.5

billion

since the

Credit
Suisse acquisition, including the 1 billion

incurred in the first quarter.

As previously

mentioned, we expect

to incur

around 13

billion of

integration-related expenses by

the end

of
2026, or

a ratio of

about 1-to-1

between costs-to-achieve

and gross saves.

As these

integration charges

enable
and unlock future cost

reductions, we expect them

to outpace gross saves

through the rest

of 2024, totaling
3.5 billion, of which we estimate 1.3 billion in

the second quarter.
Of course,

what matters

is turning

gross saves

into clear

progress in

our underlying

opex performance.

Our
1Q24

underlying

operating

expenses

of

9.2

billion

signal

a

significant

improvement

against

our

2022
benchmark,

meaning

a

majority

of

the

gross

cost

saves

we’ve

realized

to

date

have

translated

into

net
reductions in our underlying opex.

Thus far,

most of these life-to-date net

saves benefit Non-core and

Legacy.

I highlighted in February

that we
expect around

half of

the Group’s

planned gross

cost saves,

and a

considerable majority

of net

saves, to

be
achieved from

running down NCL’s

book as

well as

eliminating expenses associated

with maintaining Credit
Suisse’s many legal entities and branches.

We are seeing this dynamic reflected in our cost performance.

We
also expect NCL to benefit further from

the upcoming legal entity mergers and from

continued position exits,
working towards a 2026 opex exit rate of less than

1 billion.

Finally, in our core businesses, we expect to realize a

significant portion of

integration cost synergies

beginning
in 2025

when client

accounts and

positions are

moved to

UBS platforms

and applications, and

Credit Suisse
infrastructure is shut down.

Slide 13 – Global Wealth Management
Moving on

to the

quarterly performance

of our

business divisions

and starting

with Global

Wealth Management
on

slide

13.

In

the

quarter,

GWM’s

pre-tax

profit

doubled

to

1.3

billion

on

stronger

revenues

and

lower
operating expenses.

Notably,

on a

combined basis, PBT

increased by

around 20%

year-over-year,

with the Credit

Suisse platform
returning firmly to profitability.

Overall,

we

see

very

good

client

momentum

across

GWM,

with

net

new

assets

of

27

billion

and

strong
contributions from the

Americas, Switzerland, and

APAC.

Net new

fee generating assets

reached almost 18
billion from healthy net inflows to SMAs in the

US and discretionary mandates in EMEA and Switzerland.
The business achieved this flow performance while focusing

on financial resource efficiency and balance sheet
management, seeking

to reprice

loans with

sub-hurdle returns

or to

otherwise exit

such positions.

This ongoing
work mitigates some of

the headwinds from

inherited Credit Suisse

risk models and led

to a decline

in credit
and counterparty risk RWAs

of 4 billion

in the quarter.

We’ve also begun

to see progress

in GWM’s revenue-
over-RWA metric, particularly on the Credit Suisse platform.

GWM

also

attracted

8

billion

in

net

new

deposits

in

the

quarter

while

our

pricing

increasingly

reflects

the
Group’s strong liquidity profile and tighter funding spreads.
I would note that we estimate seasonal tax-related outflows in our US business in the mid-to-high single-digit
billions as a headwind to divisional net new asset

performance in the second quarter.
Now, onto GWM’s financials.

Revenues increased by 10% sequentially

with improvements across all lines,

driven by higher client activity

and
increased

average-asset

levels.

Revenue

performance

related

to

client

transactional

activity

was

particularly
strong across the business.
NII increased by 4% sequentially to 1.6 billion, as higher revenues from re-investments as well as increased US dollar deposit rates and volumes offset the effects of tapering deposit mix shifts and client deleveraging.
In the second quarter,

we expect a low-to-mid, single-digit percentage decline in GWM NII due to moderately lower lending

and deposit

volumes, and

lower interest

rates in Switzerland,

partly offset

by additional

revenues,
primarily from higher US dollar rates combined with

our repricing efforts.
For the full

year 2024, we

expect NII in

GWM to be

roughly flat versus

4Q23 annualized. Specifically,

we see
NII

and

margins

holding

broadly

steady

in

2H24,

and

after

the

second

quarter

broadly

reverses

out

the
sequential gains we realized this quarter.

This outcome, which models three US dollar rate cuts, is helped by lower funding costs as well as our balance
sheet initiatives.

Recurring net fee income

increased by 4% to 3 billion

in the quarter from higher

client balances and inflows

in
net new

fee-generating assets.

This

was partly

offset by

margin

compression from

more

of the

back

book
reflecting greater penetration into lower margin mandates

across higher wealth bands.

Transaction-based

income increased

by

a

third

sequentially to

1.2 billion,

driven by

higher trading

volumes,
particularly in structured

products, partly

due to

the seasonal increase

in client

activity levels, with

significant
improvements across all regions.

Combined transaction revenues were also 9% higher year-over-year.

Our APAC franchise had a particularly impressive transaction revenue quarter, doubling from 4Q with strength
demonstrated across all

product classes, despite

the economic uncertainties

weighing on sentiment

for most of
the first quarter.

We also

saw positive momentum in

the Americas, where

the introduction of

our international model of

joint
coverage of GWM clients

with the IB, led to

transaction-based revenue gains

of 11% quarter-on-quarter

and a
mid-teens increase year-on-year.

Expenses for

the

quarter were

down

3%

sequentially,

mainly from

decreases

in

salaries

and

non-personnel
costs, and

with non-recurring

items in

the fourth

quarter falling

away,

outweighing increases

this quarter

in
variable and Financial Advisor compensation.

Slide 14 – Personal & Corporate Banking (CHF)
Turning

to Personal

and Corporate

Banking on

slide 14.

With good

momentum and

the front

office teams
now more closely aligned to strengthen client engagement, P&C increased pre-tax profit by 11%

sequentially
to 774 million Swiss francs, its highest

PBT since before the Credit Suisse acquisition.
Revenues were up by 4% with gains across each

significant revenue line, further supported by a 47% decline in credit loss expense quarter-on-quarter.
Deposit balances in Swiss franc terms remained roughly stable, with inflows in personal banking largely offset by outflows

in corporate

balances with

lower liquidity

value.

This was

a strong

outcome considering

the current
rates environment in Switzerland and the ongoing

work in the business to gain share of wallet

and to improve
balance sheet efficiency, supporting our net interest margin in 1Q.

NII

increased

by

3% sequentially

to 1.1

billion,

principally as

higher re

-investment income

more

than

offset
declines in revenue from lower lending volumes and ongoing

deposit mix shifts.

In the

second quarter, we expect

a mid-to-high

single-digit percentage

decrease in

P&C’s NII

in US dollars,

more
than offsetting the

first quarter’s sequential gains,

especially as the effects

of the Swiss

central bank’s March
interest rate cut hit through for a full quarter.

For the

full year

2024, we

likewise expect

a mid-to-high

single-digit percentage

decline in

P&C’s NII

versus 4Q23
annualized.

We see

NII

holding broadly

steady in

US dollar

terms in

2H24, as

P&C’s balance

sheet management
efforts to

improve loan margins

help to

mitigate lower

loan and

deposit volumes,

as well

as the

modeled effects
of

two

further

25

basis-point

rate

cuts

in

Switzerland.

The

outlook

also

includes

a

50

million

annualized
headwind from the effects of higher minimum reserve requirements at the Swiss central bank.

Transaction-based

revenues

were

up

9%

in

the

quarter

principally

on

strong

corporate

client

engagement.

Recurring net fee

income gained 5%

sequentially on higher

client asset balances

supported by net

new inflows
in the quarter.

Credit

loss

expense

was

39

million

as

PPA

adjustments

offset

a

similar

level

of

charges

on

impaired

loans
acquired from Credit Suisse.
Operating expenses were up 4% quarter-on-quarter, principally due to higher staff costs in Switzerland and a
lease accounting credit recorded in the comparable quarter..

Slide 15 – Asset Management
As illustrated

on slide

15, underlying

PBT in

Asset Management

decreased by

2% quarter-on-quarter to

182
million, as lower revenues were only partially offset by reduced operating expenses.
While net management

fees were steady quarter-on

quarter, the sequential drop in the top

line is explained by
fourth quarter

revenues, which

included the

gain from

the sale

of an

investment stake, as

well as

seasonally
higher performance fees.

Net new money

in the quarter

was 21 billion due

to several big-ticket

inflows in mainly

passive equity and

fixed
income

funds,

including

money

markets.

We

also

continue

to

see

client

demand

for

SMA,

sustainable
investments and our Private Markets capabilities.

Opex

decreased

by

7%

to

594

million,

mainly

from

lower

personnel, technology

and

litigation

costs.

As

I
highlighted during

the investor

update in

February, we aim

to improve

operating leverage

in Asset

Management
by focusing

on cost

optimization across

the entire division

and realizing synergies

from migration

of clients

onto
UBS infrastructure over the course of 2025.
Slide 16 – Investment Bank
On to

our Investment

Bank’s performance

on slide

16.

As in

prior quarters,

we compare

the results

of the
combined IB with standalone UBS performance

on a year-on-year basis.
Operating

profit

was

404

million,

marking

the

IB’s

first

profitable

quarter

since

the

acquisition,

and

broad
completion of the

restructuring of the

parts of Credit

Suisse’s IB that

are core to our

own.

Return on

attributed
equity also turned positive and reached 10% for

the quarter.
Underlying revenues increased by 4%

to 2.5 billion.

Underscoring our efforts to increase the

IB’s market share
in the US, the IB’s top line increased by 29% in the region.

Banking maintained

its strong

momentum with

overall revenues

up by

52%.

Notably, we also

increased market
share in the US,

where Banking now

contributes a third

of total IB

revenues, up from

less than 20%

a year ago.
We continue

to be

pleased with our

performance in Capital

Markets, up 85%

year-over-year,

as LCM,

DCM
and ECM all saw increased activity levels, building

on the momentum we saw in the fourth

quarter.

Advisory revenues increased by 11% as we continue to outperform the global fee pool.

The recovery in M&A
is continuing, particularly in

the US, albeit with more subdued

client sentiment and activity

in APAC, where we
have a large share of the market.

With our Banking

coverage teams now

fully integrated, our

pipeline offers

encouraging revenue potential

in
the second half of 2024 and into 2025.

Revenues

in

Markets

declined 5%

to

1.9

billion, but

were

up

6%

year-over-year

in

the Americas.

Equities
revenues, driven

by Cash

Equities, were

up 3%.

FRC, where

we remain

underweight by

design, was

down
21% with both Rates and FX affected by lower volatility

and decreased client activity.
Operating expenses rose

8%, predominantly from additional

costs related to personnel

onboarded from Credit
Suisse’s investment

bank, but,

importantly,

dropped 4%

sequentially,

while revenues

were up

32% quarter-
on-quarter.

Slide 17 – Non-core and Legacy
Moving to Slide 17. Non-core

and Legacy’s pre-tax profit in the quarter

was 197 million, supported

by 1 billion
in revenues principally from gains on position exits.

In addition to the securitized products transaction I mentioned earlier,

the business recognized proceeds from
the close-out of

several complex

and longer-dated positions above

their book carrying

amounts, including

in its
conduit and corporate loan books and within

its longevity portfolio.

Despite the strong revenue performance in the

first quarter, we continue to expect the NCL book to ultimately close out across its various positions at more or less their current carrying values, meaning it is still appropriate to assume revenues of nil going forward, net of hedging

and funding costs.

It is also

important to reiterate

that, in pursuit

of our priorities

in NCL, we

may at times

sacrifice P&L on

position
exits to eliminate costs and release sub-optimally deployed

capital.
Nevertheless, given the strong revenue performance in 1Q along with the significant progress we’ve made on
costs, we now

expect NCL’s

full-year 2024 underlying

PBT to be

a loss of

around 2.5 billion

versus the expected
4 billion loss we signaled in Februar y.
As Sergio highlighted, we

made substantial progress

in reducing the

NCL portfolio in

the quarter,

decreasing
RWAs by

16 billion,

principally in

credit and

market risk.

In just

nine months, we’ve

run down

28 billion,

or
almost a third, of NCL’s risk weighted assets.
From an LRD perspective, the overall portfolio is down by roughly half from 2Q23, after a further reduction of
49 billion in the first quarter.
As I covered earlier, a significant portion of the Group’s

overall opex decline this quarter

was delivered by NCL,
which saw

a 26%

sequential drop

in underlying

costs to

769 million,

primarily due

to lower

third party,

real
estate, and technology costs.

Slide 18 – Significant progress in reducing financial resource consumption
Moving to capital and financial resources on slide 18.

CET1 capital was broadly flat in the quarter with profits
generated in 1Q offsetting our dividend accruals and

1.3 billion in negative currency translation effects.
As we’ve

highlighted, we

made significant

progress

this quarter

in reducing

financial resource

consumption
across the bank from both the active run-down of NCL as well as balance sheet management initiatives across
the core businesses.

This resulted in a 4% sequential decline in RWA and a 6% reduction in

LRD.

Credit and counterparty risk RWAs dropped

by 11 billion from position sales and roll

-offs, as well as from risk
model

mitigation,

with

currency

effects

contributing

another

11

billion

to

the

quarter-on-quarter

decline.

Market risk RWAs increased by 3 billion as asset-size decreases were more than offset by the effects of model
updates from the integration of time decay into

our VaR calculations.
Slide 19 – Confidence in our balance sheet for

all seasons enables efficient funding
Slide 19 illustrates our strong capital position with a

CET1 capital ratio of 14.8%, increasing by 40 basis

points
over the course of 1Q.

As previously highlighted,

a surplus above

our CET1 capital

ratio target of

around 14% is necessary

to cater for
expected volatility in our reported profitability as we execute on the various phases of the integration.

Our LCR at quarter end was 220%, reflecting

ample levels of liquidity to remain compliant

with the new Swiss
liquidity ordinance that went live at the start of the year.
We

remain

focused on

raising

stable

deposits

with

tenors,

products

and

counterparty selection

resulting

in
higher liquidity value.

And, we continue to apply discipline on pricing.
Strong

investor demand

for

our

name

in

capital markets

and

improving

conditions allowed

us

to

complete
nearly

half

of

our

full-year

funding

plan

during

the

first

quarter.

We

successfully

placed

over

5

billion

in
attractively-priced HoldCo in

January, and 1.5 billion in AT1 across two transactions in February at spreads that
were around 100 basis points inside our heavily subscribed

November placement.

Similarly,

secondary market

spreads

continued to

tighten post-acquisition,

having now

dropped

to February
2023 levels, and

together with ongoing

diversification of

our funding sources,

are supporting our

plan to lower
funding costs by around 1 billion by 2026.
As part

of the

broadening out

of our

funding sources,

we structured

two first-of-their-kind

transactions for
UBS, including an

issue of 1

billion in euro

-denominated covered bonds, and

a private placement

for size via
repo of a portion of our portfolio of Swiss franc-denominated covered bonds.

I would highlight

that these trades

were priced below

the spread on

the outstanding ELA line

with the Swiss
central bank.

As to

ELA,

we have

now repaid

29 billion

of this

line extended

to Credit

Suisse pre-acquisition,

including 9
billion Swiss francs just yesterday.

We expect to repay the remaining 9 billion in the coming months.

Overall,

our

balance

sheet

management

initiatives,

together

with

actions

on

the

funding

side

that

I

just
described, improved

our loan

to deposit

ratio this

quarter and

narrowed the

funding gap

we inherited

from
Credit

Suisse.

Importantly,

our

efforts

are

helping

us

to

offset

NII

headwinds,

and

are

contributing

to

the
strength of our overall liquidity and funding profile.
With that, let’s open for questions.

Analyst Q&A (CEO

and CFO)
Alastair Ryan, Bank of America
Yeah. Thank you. Good morning. A billion dollar beat in the quarter. I never did quite get the hang of forecasting lark. Just on that then -- so non-core, very strong performance and appreciate the updated runoff
profile you give us on slide 6. Is there any reason that you're just reverting to natural runoff or can we expect
continued sales if markets stay favorable because

clearly there's quite a meaningful driver of the

very
favorable capital ratio and the interactions of all

of those.
And then secondly, the project to improve the revenue to risk-weighted assets in wealth management, are presumably, you wouldn't represent the Q1 performances kind of the payoff of that project is? It's too early but just what's the profile of that project? How long is

that repricing sitting on the net new asset generation
and has it started? Thank you.
Sergio P.

Ermotti
Alastair, before I pass to Todd,

I wanted to -- you were the first to ask the question

not by coincidence since I
understand it's your last day at the office, so.

Alastair Ryan, Bank of America
Yes, yes. Thank you, Sergio.
Sergio P.

Ermotti
Well, enjoy -- enjoy your time off going forward. So, I'll pass it over to

Todd. Thank you.
Todd

Tuckner
Hey, Alastair.

Thanks for the questions. So on NCL,

I mean first reverting to natural runoff. I mean, we've
been consistent in just reflecting the natural runoff profile. What

I think the slide 6 really does indicate is, it
really narrows that, that delta between where we started, you know, as you can see where we set our
ambition is to reduce to 5% and, you know, that the natural runoff profile has really come

in.
You see that the delta between the natural runoff profile and where we, our ambition is narrowed. So that should, eliminate whatever uncertainty

was considered, but I do think that it's appropriate still to reflect it
that way in terms of, you know, whether we can do more of course we're going to continue to do what we
can.
We'll try to position -- we'll try to exit positions, at

or above their, their book values wherever possible. But,
you know, it's appropriate to continue to stick with our guidance on NCL,

in terms of, you know, our
approach, and in terms of our expectations around revenues.
On GWM in terms of revenue over the RWA, I mentioned that we're starting to see progress, which of course
does suggest you asked, has it started and it has.

In fact, it started at the end of last year and

the business is
quite active in it.
And, and so, we would expect that we're going to

continue to make progress on driving up RWA efficiency
with respect to revenues in that respect over the course of the next couple of years. You asked how long that
will impact. How long will it go? How long will

it impact net new assets? We said, it's going to

take the better
part of two years which is why we guided net

new assets of around 200 billion over that two-year

timeframe.
And we think that's the appropriate guidance still.

Alastair Ryan, Bank of America
Okay. Thank you. And Sergio, thank you.
Sergio P.

Ermotti
Sure. Pleasure.
Chris Hallam, Goldman Sachs
Yeah. So two for me, by the end of the year, I guess, you'll be effectively halfway through the integration process in terms of gross savings. So as you get through that process, are you starting to get a better picture
of what you could expect for the net savings

figure in relation to the 13 billion? Todd, I think you mentioned the majority earlier. And does that change at all the phasing of the multi-year return on core tier 1 path you
laid out the full year?
And then second question. Sergio, you referenced earlier that insufficient capital didn't cause the collapse of
CS and I guess, in the final instance, what

we really saw was a crisis in client confidence that

drove that
liquidity shortfall. So when we talk about

capital distribution, it's sort of automatic to

assume that higher or
earlier capital distribution, results in lower capital

ratios, which in turn, reduces resilience.
But when you talk to clients, how important is

that distribution ambition as an indicator

and driver of
confidence in the business i.e,. like could you

argue that ultimately aligning your distribution

strategy more
closely with the distribution policies we see

elsewhere in European financials, actually increases client
confidence in the business and improves resilience. There's a big perception difference basically between the
firm that’s buying back stock versus a firm

that’s issuing stock?
Todd

Tuckner
Yeah. Hey Chris, I’ll take the first so on, on whether the opex progress that we saw, sort of informs a better view on the net that we’ll get to. Look, you

know I think we're quite pleased with that 1Q operating

expense
performance.
We did highlight that we expect gross saves to be halfway

to our 13 billion ambitions at the end of

the year
which is a bit better than we highlighted in February

in large part because of the 1Q performance

that we
saw. But look, we still -- our ambition is a cost-to-income ratio of less than

70% at the end of 2026. That's
what we're really focused on to manage to and so how

we pace any investments, which we'll continue

to
make in, for example, the resilience of our infrastructure,

the organic growth in our core businesses, how we
pace that will be a function of the revenue environment.

So it is still -- it is still way too early to change

that
perspective. But of course, we are pleased with the

opex performance we saw in 1Q.
As to how that impacts on the return on CET1

path that you mentioned, I would say that

coupled with the
updated NCL full-year PBT guidance I gave, would

have roughly 100 to - slightly above basis point

impact on
the return on CET1, but I would still say mid single-digits

is the right way to think about the full year

ROCET1,
even with the 1Q performance that we produced.
Sergio P.

Ermotti
Yes, Chris, first of all, of course, you know, having a strong capital position and a balance sheet for all seasons, as we call it, having a strict risk

management approach and policies and being very

disciplined in a
way we consume and manage all our resources is the pillar number one of our strategy. And I think it's
almost a prerequisite to create the trust that clients need to have in any bank or any organization.

So in that sense, I would only add that another

very important indicator, which sometimes is in conflict with clients is your funding cost. Of course, our

clients would like to have always a higher

returns on the deposits
and the investment they place with us. But on the

other hand, when they see our

funding cost being as
competitive as we have now, they have the ultimate confirmation of the strength and the solidity of our
franchise.
So ultimately, at the end of the day,

it's always a trade-off between different dynamics by, I would say, emotional and psychological dynamics. But I can

only tell you that, of course, last but

not least, having a full
alignment of client trust and satisfaction,

having shareholders being happy, and having your employees being happy is the ultimate way to create sustainable value

and trust in any bank. And this is our philosophy.
So of course, having an ability to compete in

terms of growth and our global ambitions, but

at the same time,
being able to deliver attractive returns to shareholders,

it's very important to influence the three stakeholders

I
mentioned.
Chris Hallam, Goldman Sachs
Right. Thank you.
Kian Abouhossein, JP Morgan
Yes. Thank you for taking my question. I have a lot of detailed questions, but

I wanted to ask two questions
actually to Sergio, if I may. The first one is Sergio, your first comment on the call today were, we were asked
to do a critical role in Switzerland. And -- the key here

is you were asked to buy a distressed asset, a G-SIB
asset and when you buy something, which you

are asked to buy, you clearly are in control of the process.
And I would assume just like you do in an

M&A transaction, you know that better

than me, you have a MAC
clause and in this instance, I would assume

after all the financial crisis issues that

we had in 2012-2013 with
mergers by regulators, there would have been an agreement

that there's not over-regulation for UBS post the
NewCo transaction. And I wanted to see if there's

anything like this.
The second question I

have is Sergio you

also comment that the

assessment of capital will

be based on

what
the final outcome is once we better know the outcome of these regulations. And one option is also to look at your legal entities and maybe

close some of the legal

entities or exit, and clearly

a lot of capital is tied

up in the
US. They make lower

returns if I look at

US wealth ex-LatAm as well

as the US IB,

I assume its lower returns.

So
one option would be

a restructuring or

exiting of markets to

rather than reducing

capital return. I

wanted to
see if that is also an alternative. Thank

you.
Sergio P.

Ermotti
Thank you. Yeah, very good question. Yeah, I think that -- let me put it that way that some of the conditions that were discussed and agreed at over that weekend

that were clearly, defined and communicated for
example, the one in respect of the antitrust and the competitive nature in our local markets that has been
very well defined and agreed. Others, I would say, were also discussed and agreed.
Let me put it that way. I'm not so sure we can talk about a MAC clause but as I mentioned in my opening
remarks, we are delivering on our commitments. So I

probably stop here.
And in respect of the amount of capital and I think

it's clearly too early to speculate or

respond to
speculations around the capital. I just want to underline

that when we talk about our parent company, you
know, UBS had already up for -- one of the best in class capitalization, the quality of our capital in the parent
company was very strong. What I mentioned that is already

embedded in our plan. We are absorbing USD 9
billion of concession granted to Credit Suisse. We are absorbing the progressive buffers that will come in as a
consequence of market share and size. And we believe

this is feasible and is part of the plan.

So, before we speculate about what we would

do to respond to any other changes in regulatory
requirements, we need to understand what they are, because, believe me, we have not been consulted.

We
don't know what they are. And so, we need to

have the full picture before we respond to this kind of
situations.
But let me just say

that having a global

franchise, being competitive

globally, is what makes us a very attractive
bank to our clients. Shrinking

back to greatness is not

a strategy and is not what

will serve, not only our

clients
and our shareholders well,

but I'm also convinced

is not going to

serve well, Switzerland and

its ambitions to
be one of the leading financial center in the

world. That's pretty clear to me.
Kian Abouhossein, JP Morgan
Thank you.
Giulia Aurora Miotto, Morgan Stanley
Yeah. Hi. Good morning. So two questions from me as well. The first one just going back on the capital
proposal again. And you said, you were not consulted on

this document and you need to see what the

final
proposal looks like. So looking forward, what are the next steps? Do we need to wait until June or are you
now part of the discussion, do we expect to have

more clarity throughout the year? That's the first question.
And then

the second

question more

related to

the quarter,

there was

some performance in

transaction fees
better than I expected

in wealth. I'm wondering,

is this just a transitory

Q1 thing or is this

continuing and what
should we expect there? Thank you.
Sergio P.

Ermotti
I pick up the first one, and then I'll pass it to

Todd

for the second. I mean, the reason - we are not yet clear if we're going to be formally part of any consultation

or any discussions, of course, as I mentioned

in my
remarks, we will make sure that our considerations are heard by the regulatory bodies and policymakers and
so that we can contribute to fact-based discussions.

And of course, we also

hope that the report

of the investigating commission of the parliaments

will highlight
some of the

reasons why Credit

Suisse failed,

and that should

be a crucial

element in

contributing to

fact-based
discussions on

future regulations.

So, June,

as you

mentioned, June, June

is not

a credible

date because

the
commission is not expected to report before the end of

the year. I also think that..
Giulia Miotto, Morgan Stanley
June 2025 I meant, sorry.
Sergio P.

Ermotti
That one is, I don't know about June 2025. I

think that it's very unlikely that we're going to

have more clarity
about this matter in terms of what it means before year end or the early -- or even the early part of next year.
So in the meantime, we have to accept some

level of uncertainty around this topic.
Todd

Tuckner
Yeah, hi Giulia, on the second question about TRX in GWM. So yeah, very strong

1Q. In terms of how we --
how one should think about it, overall in going

forward, I'd say a few things. I mean, naturally, the
environment needs to be conducive to strong transactional flows

– and 1Q was, but I would really highlight
that it wasn’t so much just beta.

But actually, it’s an environment where you started to see risks come on, you saw some uncertainty, and it’s an environment that plays to our strengths, where we were able to advise in particular, across our regions in
more complex, structured products where we saw significant volume up, so really played to our strengths and
then also, I think structurally reflects a couple of things

in addition that I would say it gives us confidence

as
we look out forward.
One is that the align product shelf, so across Credit Suisse and UBS coming together, and the way we've
approached clients from that sense. And on the US side, as

I highlighted, just really borrowing from the
playbook outside the US, inside the US to really approach clients more jointly with the investment bank is also
paying off.
So we see there

are some structural things

that bode well as

we look out. Of

course, the environment needs

to
be conducive, but also in an environment like the

current one is one that plays to our

strengths as mentioned
and really allows us to drive transactional flows higher.
Giulia Miotto, Morgan Stanley
Thanks.
Jeremy Sigee, BNP Paribas Exane
Thank you. Good morning. Two questions, please. One is, you talked about the

Investment Bank and the core
businesses that you've retained from Credit Suisse and the

people you've brought over. I just wanted to – are
they now fully productive in revenue terms? Or is there some lag still to come through, as those people ramp
up? Are they up to speed already at this point?
And then my second question is sort of, again,

on the capital theme. I saw in the report, you

reiterate your
intention to do the 1 billion of buybacks in the

second half of this year. I guess, that's a small enough amount that you can do it pretty much regardless of the new capital proposals. But

I just wanted to hear your
thoughts on that.
Sergio P.

Ermotti
Well, let me take the first question is very – you know, of course everybody is now up and running and
productive. And – but when you look at Banking, as

you know, what does it mean being productive?

It does,
you know, there is a phase of going out and pitching and winning mandates and then it takes time until they
get executed. So, in a sense if you are asking me

if they are productive in pitching and being engaged with
clients, they are. Everybody is full speed. The momentum

in winning mandates is great. You could see it in the
fourth quarter. In the first quarter,

we have executed many of them. And

we are very comfortable that the
investments and the trajectory of growth that we

see going forward, if market conditions stay there to allow
the execution of those mandates, are very promising.
In respect of the billion, so I think that you know, at this stage, the only constraints we have right now is the
waiting until the parent bank merger is executed. We expect

this to be in at the end of May and if

everything
goes through successfully, pending the regulatory approvals that we need, we intend to restart the share buybacks with up to a billion dollars for 2024.
Jeremy Sigee, BNP Paribas Exane
Very helpful, thank you.

Andrew Coombs, Citigroup
Good morning. Two questions please, basic follow ups. Firstly on the Non-core result, obviously a tremendous
result both in terms of the RWA run-down but also the gains that you've booked during the quarter. Thank
you for the revised guidance for the full year. I just wanted to better understand the source of those gains in
Q1, I think you said conduit and corporate

loan books and longevity portfolio. You then don't expect that to repeat going forward. Is that because the low hanging

fruit has already been achieved or because you're now
selling a different type of asset, or anything you can elaborate there will be helpful.
And then the second question, thank you for

the opening remarks, Sergio. On the parent bank capital,

I just
wanted to check, the 9 billon you referenced, is that in relation to a

400% risk-weight on foreign subsidiaries,
or is it the 300% as it currently is phased? And then

more broadly, a question to the both of you, in the event
that the risk weight on foreign subsidiaries does

go up, to what extent do you think you can

mitigate that
through the fungibility of capital, dividend, trapped

capital and so forth? Thank you.
Todd

Tuckner
Hi, Andrew. I'll address the first question. I mean, in terms of the source of the gains, I think as, you know, as
you mentioned, and as of course I highlighted,

it came from a number of the sort of sectors

within NCL,
Conduit, and Corporate Loans, Longevity, Securitized Products. We're also seeing, you know, strength in
Credit and Equities and Macro as well. And, you know, the team has been doing a great job in unwinding
these complex, longer dated transactions.

And that continues to be what they're going to

be focused on
doing. So the source of the gains comes from, you know, the ability to add a lot of value to these complex
transactions. And you know, to be able to get the transactions closed out at levels that are above book value.
And as I highlighted, that's not an expectation

that people should continue to have, not

least just given that
sometimes we're going to make decisions to get out

of positions where we know there's significant cost
takeout or there's suboptimal capital at the moment,

it's very suboptimal from a capital efficiency perspective,
and so getting out would release that. So they're going

to be a number of factors that – which is why, you
know, we don't see 1Q repeating.
Sergio P.

Ermotti
So if I can add on that one, before I touch on the

second question. I think that's the – first of

all, there is
definitely no low hanging fruit and if you look

at our natural decay profile change, it shows you

that we are
not really going for easy to sell but rather complex transactions that also helps in many cases to unwind costs,
because priority number one in Non-core is to take

down cost, and not necessarily to take down

risk
weighted assets and market or credit risk weighted

assets.

So, in that sense, it's very important that in many

cases we are able, thanks to the good work the

team is
doing in managing these unwinds, to leverage

the fact that we are not a forced seller. We are only going to dispose assets when they create value to shareholders.

And that's a – is a completely different position to be
in because our capital is strong. We can allow some delays

or some time to elapse between the two.
Now on the 9 billion, so there are two factors actually; one is the 250% risk weightings and 400% for

foreign
companies and the elimination of the filter –

of the regulatory filter that Credit Suisse had. The two combined account for 9 billion.
Andrew Coombs, Citigroup
And the ability to mitigate any increase in the foreign subsidiaries going forward? Assume it’s something
you're already working on given the already base increase, to what extent you think you could accelerate
that.

Sergio P.

Ermotti
No the mitigation – look the mitigation I go

back to is – I mean, I have to – it’s like

replay,

push the button
again and replay what I told you or what I said before, we

cannot speculate or respond to speculation or do
analysis on things that we don't know. What we know is that we're going to hold, as a consequence of the
Credit Suisse acquisition, 9 plus 10 billion, so almost

20 billion of additional capital on an already very

strong
capital position UBS had. That's the fact.

The rest, I don't know and we will comment when we

know more.
Andrew Coombs, Citigroup
Brilliant, very clear. Thank you for that.
Anke Reingen, RBC
Yeah, thank you very much for taking my question. I'm just – I'm sorry to follow up, just one thing. I mean, is
it fair to say that a result of the uncertainty and not

really changing any step in your strategy and execution

of
the merger and specifically, with Q4 results, you mentioned, the potential amortization of additional DTA, just
confirming this – at the current stage, this is going ahead.
And then on the net new assets, the 17 billion

[edit: 27 billion] in Q1, that’d be running

below, if I were
thinking about $100 billion for this year – should

it be rather than 100 billion this year, is it more like the 200 billion over the years – or two years – and more backend

loaded towards the 2025 to reach the 200 billion?
And has the decline in relationship managers had

any impact on the net new assets

growth in Q1? In the
past, you gave us some numbers about departed

relationship managers and the assets they have

taken with
them. Is that the case, as being relatively low? Thank

you very much.
Sergio P.

Ermotti
Thank you, I’ll take the first question. I think

that, Anke, I think – this is a very complex

integration, and we
cannot afford to be distracted in the execution of it. So

we are sticking to our strategy. We are sticking to our
plan. We need to do that and at the same time, stay

close to our clients. And so that's

the reason why
engaging in hypothetical change of strategy

or methodology we use in assess our –

anything that goes
around capital – would be absolutely very distracting

and not in the best interest of any stakeholders, because
what we want to have is a successful completion

of this integration. And so we stay

focused on the existing
strategy and our approach.
Todd

Tuckner
Yeah Anke, on the second question, in terms of net new assets in GWM. I would just reiterate that the
trajectory that we highlighted over the next

two years is, among other things, a function

of the financial
resource optimization and balance sheet initiatives that the team is hard at work in undertaking. So 27 billion
in the quarter is a strong result, we're on track to deliver on our ambitions, which we said was 200 billion
over the course of two years. So I would continue

to think about that in those terms.
In terms of the RMs who have left, you mentioned

that we had given some numbers in the

past. Yeah, I
mean, that has continued just to taper. As an impact, just given the number of RMs who have left, has
become sort of a non-topic at this point

in time. In terms of any current period, and in terms

of the assets
that they’ve taken with them, it is a very small

percentage, ultimately, of the given – especially given the fact that the RM workforce in Credit Suisse is down 40% from the end of 2022 levels, and we've been able to
retain the lion share of the assets. So, we consider that

to be sort of a story not terribly worth following,

and
in the end, we stay focused on our plans

and our commitments.

Anke Reingen, RBC
Thank you. Can I just ask on the DTA please? Are you reiterating that we expect to convert that 2 billion and
the 500 million you talked about with Q4 results?
Todd

Tuckner
Yeah. There's no change in terms of our approach to DTAs at the current time, Anke.
Anke Reingen, RBC
Thank you very much. Thank you.
Benjamin Goy, Deutsche Bank
Hi. Good morning. Two questions, please. One on your favorite topic, capital. Just conceptually, trying to
understand, because when the press it’s reported, or the

Minister of Finance speaks, about capital,

and we
naturally assume it’s CET1 capital, but do you

think it could also partially include additional

tier 1 capital,
which might make it more manageable for you?
And then secondly, on your Global Wealth Management net new loans in the quarter, another decline, it’s very similar to the Q4 decline. Just trying to

reconcile that with your risk appetite returning statement

– being
conscious of the yield curve’s still not favorable

but wondering if it's also more of a risk alignment

still going
on in the background, which is why your outstanding

remains negative? Thank you very much.
Sergio P.

Ermotti
Benjamin, the first one is very short. As

I say, we don’t speculate or respond to speculation in respect of any numbers that has been flagged out there. So it’s

not – we are not in a position to understand where and how
those numbers are calculated, therefore we refrain from doing that.
Todd

Tuckner
Yeah, and Benjamin hi. On the GWM net new lending side, we are seeing continued deleveraging,

some of
that is market driven and some of that – i.e.

rates driven, and some of that is as a

function of the resource
optimization work that we're doing. So, that's an outcome

that we're managing, to the extent it is the latter,
we are looking to drive higher revenues. And therefore, I’m looking for the

NIM to sort of hold up in that
respect, because we're improving the revenue over RWA consideration.
But obviously, in the current rates environment, too, we're seeing either the ends of deleveraging and still yet
some reticence to re-lever in some of our regions. So I expect that we won't have a lot of momentum on re-
levering in the current rates environment until we start to

see rates come down, over – if, assuming they do

–
over the next, say 12 to 18 months, so that external

factor won't be, to me, a big driver in

terms of
releverage.
Benjamin Goy, Deutsche Bank
Understood. Thank you very much.

Piers Brown, HSBC
Yeah. Good morning. Thanks for the questions. Just two from me, just coming back on the cost issue, and
the costs take out in the quarter in the NCL unit.

I mean, it's quite impressive, you're down 26% quarter-on-
quarter. And the cost takeout seems to be tracking more or less in line with the asset reduction. Just, I mean,
the question is, should we expect that sort

of linear relationship to continue or was it something

particular in
terms of frontloading costs takeout in the first quarter

in NCL?
And then the second question is back to regulation,

not on capital but just wondering if there's anything

in
any of the remarks, comments, reports, published by the Competition

Commission that we need to be
mindful of, just in terms of the domestic

market shares of the new group. Thanks.
Todd

Tuckner
Hey Piers. In terms of the first question on

the NCL cost takeout. There isn't a linear relationship, I would say.
It's, it could be, the relationship really doesn't have to

flow linearly. And that's because, the cost takeout will
often come as a result of taking out a portfolio that

sits on a given system or supported by a

given
infrastructure or application that we’re able to shut down.

But there is of course, a relationship between the
asset takeout and the cost takeout. I wouldn't

say it's linear because you can have, you can be

taking out
portions of a portfolio that still needs at least

a large share of the headcount supporting that, whether

it's the
front office or mid or back, that's still supporting the

broader portfolio. And if you're not really able to
decommission the associated technology, you may not get the saves there. So not linear, but for sure, it's
something we watch very carefully and we're pleased to

see that it is moving with a reasonably high-degree
of correlation.
Sergio P.

Ermotti
Now on the competitive position. Let's

forget for a second that we have a crystal

clear agreement on that
topic. Even if you go down to the substance,

which is, I think, is relevant for us, for consumers,

for clients, or
everybody to understand. When you look at

facts, it's quite clear that we have no dominant

position in
Switzerland, in banking. So I think that no

matter if you look at deposits, at loans

and mortgages, you look at
branch – number of branches; in any dimension,

UBS is not the largest bank in Switzerland in

that sense. I
think we are the leading bank in Switzerland because

of our capabilities, but that should not be confused
with market share and size. So in that sense, we are fairly comfortable that both the agreement and the facts
support our position that our plan is the right one

to pursue.
Piers Brown, HSBC
Thank you.
Tom

Hallett, KBW
Hi. Morning. So just a quick one on Wealth

Management NII, I think you were baking in three US rate

cuts for
this year in your guidance. If that was zero, what would

that – or how would that alter your guidance?
And then secondly, on the treatment of software intangibles, I suppose it's fair to say it gets a bit more of

a
benefit relative to your European peers. I mean, if you

were to align the rules with Europe, what sort of
impact would that have on your capital?

Thank you.
Sergio P.

Ermotti
So, on the second question, as I said before, we are not

speculating on any change in our regulatory
framework. The only thing I can say is that

both in absolute global terms, but also

vis-à-vis the European
peers, we have a pretty strong capital position, not only in absolute terms, but also the quality of

our capital
base.

Todd

Tuckner
Hey Tom,

on GWM NII, yes, we modeled in as mentioned

three US dollar rate cuts. If there were fewer than
those – and Sergio even commented earlier that

there is some upside, but of course, in our NII, but of

course
that depends on client behavior. It depends on how the balance sheet, you know, behaves. So statically, yes, that would be corrected to be upside. If there were no rate cuts, you probably have some uptick of a point or
two on the NII. But of course, you know, we need to consider the dynamic relationship between client
behavior and our balance sheet. So it's difficult to predict,

but yes, I would just take away that – likely

to be
some degree of upside, all other things equal.
Tom

Hallett, KBW
Okay. Thank you.
Sarah Mackey
Thank you. I

think there are

no further questions.

So with that

we can close

the call. And

thank you, Sergio

and
Todd

for joining us today. We look forward to speaking to everyone again with our 2Q results.

Cautionary

statement

regarding

forward-looking

statements

|

This

document

contains

statements

that

constitute

“forward-looking
statements,” including

but not

limited to

management’s outlook

for UBS’s

financial performance,

statements relating

to the

anticipated
effect

of

transactions

and

strategic

initiatives

on

UBS’s

business

and

future

development

and

goals

or

intentions

to

achieve

climate,
sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives
concerning the matters described, a number

of risks, uncertainties and other important factors

could cause actual developments and results
to differ materially from UBS’s expectations. In

particular, terrorist activity and conflicts in the Middle

East, as well as the continuing

Russia–
Ukraine war, may have significant impacts on

global markets, exacerbate

global inflationary pressures, and slow

global growth. In addition,
the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of

vital commodities,

including
energy

shortages and

food

insecurity outside

the

areas

immediately involved

in

armed

conflict. Governmental

responses

to

the

armed
conflicts, including, with respect to the

Russia–Ukraine war, coordinated successive sets of sanctions on

Russia and Belarus, and Russian

and
Belarusian entities and nationals, and

the uncertainty as to

whether the ongoing conflicts will

widen and intensify,

may continue to have
significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS’s acquisition of the

Credit

Suisse

Group

has

materially

changed

our

outlook

and

strategic

direction

and

introduced

new

operational

challenges.

The
integration of the

Credit Suisse entities

into the UBS

structure is expected

to take between

three and five years

and presents significant

risks,
including the risks

that UBS Group

AG may be

unable to achieve

the cost reductions

and other benefits

contemplated by

the transaction. This
creates significantly greater

uncertainty about forward-looking

statements. Other factors

that may

affect our

performance and ability

to
achieve our plans, outlook

and other objectives also

include, but are not limited

to: (i) the degree to which

UBS is successful in the

execution
of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA)
and leverage ratio denominator (LRD), liquidity coverage

ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility

and the size of the

combined Group; (ii) the degree

to which UBS is successful

in implementing changes
to its businesses

to meet changing

market, regulatory and

other conditions,

including as

a result of

the acquisition

of the Credit

Suisse Group;
(iii) increased inflation and interest

rate volatility in major markets; (iv)

developments in the macroeconomic climate and in

the markets in
which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates,
deterioration or slow

recovery in

residential and

commercial real

estate markets, the

effects of

economic conditions, including increasing
inflationary pressures,

market developments,

increasing geopolitical

tensions, and

changes to

national trade

policies on

the financial position
or creditworthiness of UBS’s clients and counterparties, as

well as on client sentiment and levels

of activity; (v) changes in the availability

of
capital

and

funding,

including

any

adverse

changes

in

UBS’s

credit

spreads

and

credit

ratings

of

UBS,

Credit

Suisse,

sovereign

issuers,
structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for
total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group;

(vi) changes in central bank policies
or the implementation of

financial legislation and regulation

in Switzerland, the US,

the UK, the

EU and other

financial centers that have
imposed, or resulted in, or may

do so in the future,

more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio,
liquidity

and

funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,
limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across

the Group

or other

measures, and

the effect

these will

or would

have on

UBS’s business activities;

(vii) UBS’s ability

to successfully
implement resolvability

and related

regulatory requirements

and the

potential need

to make

further changes

to the

legal structure

or booking
model of UBS in response to

legal and regulatory requirements and any

additional requirements due to its acquisition of

the Credit Suisse
Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely
manner and for the

detection and prevention

of money laundering

to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical

turmoil; (ix)

the uncertainty

arising from

domestic stresses

in certain

major economies;

(x) changes

in UBS’s competitive
position, including

whether differences

in regulatory

capital and

other requirements

among the

major financial

centers adversely

affect UBS’s
ability to compete

in certain lines of

business; (xi) changes

in the standards of

conduct applicable

to our businesses

that may result from

new
regulations

or

new

enforcement of

existing standards,

including measures

to

impose new

and

enhanced duties

when

interacting with
customers and

in the execution

and handling

of customer transactions;

(xii) the liability

to which UBS

may be exposed,

or possible constraints
or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of licenses

or privileges as
a result

of regulatory

or other

governmental sanctions,

as well

as the

effect that

litigation, regulatory

and similar

matters have

on the
operational risk component of our RWA, including as

a result of its acquisition of the Credit

Suisse Group, as well as the amount of

capital
available for return to

shareholders; (xiii) the effects

on UBS’s

business, in particular cross-border

banking, of sanctions, tax

or regulatory
developments and of

possible changes in

UBS’s policies

and practices; (xiv)

UBS’s

ability to retain

and attract the

employees necessary to
generate

revenues

and

to

manage,

support

and

control

its

businesses,

which

may

be

affected

by

competitive

factors;

(xv)

changes

in
accounting or

tax standards

or policies,

and determinations

or interpretations

affecting the

recognition of

gain or

loss, the

valuation of
goodwill, the recognition

of deferred tax assets

and other matters;

(xvi) UBS’s ability to implement

new technologies and

business methods,
including digital services and technologies, and

ability to successfully compete with

both existing and new financial service providers,

some
of which may not be regulated

to the same extent; (xvii) limitations on the

effectiveness of UBS’s internal processes for

risk management,
risk control,

measurement and

modeling, and

of financial

models generally;

(xviii) the

occurrence of

operational failures,

such as

fraud,
misconduct, unauthorized

trading,

financial

crime,

cyberattacks, data

leakage and

systems failures,

the

risk

of

which

is

increased

with
cyberattack threats from

both nation states

and non-nation-state

actors targeting

financial institutions;

(xix) restrictions

on the ability

of UBS
Group AG

and UBS AG

to make payments

or distributions, including

due to restrictions

on the ability

of its

subsidiaries to make

loans or
distributions, directly or indirectly, or, in the case of financial difficulties,

due to the exercise by FINMA

or the regulators of UBS’s operations
in other

countries of

their broad

statutory powers

in relation

to protective

measures, restructuring

and liquidation proceedings;

(xx) the
degree to

which changes in

regulation, capital or

legal structure, financial

results or other

factors may affect

UBS’s

ability to maintain

its
stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to

climate, environmental and social matters, as

well as the evolving nature

of underlying science and industry

and
the

possibility of

conflict between

different

governmental standards

and

regulatory

regimes;

(xxii)

the

ability of

UBS

to

access

capital
markets; (xxiii)

the ability

of UBS

to successfully

recover from

a disaster

or other

business continuity problem

due to

a hurricane,

flood,
earthquake,

terrorist

attack,

war,

conflict

(e.g.,

the

Russia–Ukraine

war),

pandemic,

security

breach,

cyberattack,

power

loss,
telecommunications failure

or other natural

or man-made event,

including the ability

to function remotely

during long-term

disruptions such
as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the

integration of the two groups
and their

businesses, and

in the

execution of

the planned

strategy regarding

cost reduction

and divestment

of any

non-core assets,

the
existing assets and

liabilities of Credit

Suisse, the level

of resulting impairments

and write-downs, the

effect of the

consummation of the
integration on

the operational

results, share price

and credit rating

of UBS –

delays, difficulties,

or failure in

closing the

transaction may

cause
market disruption and challenges for UBS to maintain

business, contractual and operational relationships; and (xxv)

the effect that these or
other factors

or unanticipated

events, including

media reports

and speculations,

may have

on our

reputation and

the additional

consequences
that this

may have

on our

business and

performance. The

sequence in

which the

factors above

are presented

is not

indicative of

their
likelihood of

occurrence or

the potential

magnitude of

their consequences. Our

business and

financial performance

could be

affected by
other factors identified

in our past and future

filings and reports, including

those filed with the

US Securities and Exchange

Commission (the
SEC). More

detailed information

about those

factors is

set forth

in documents

furnished by

UBS and

filings made

by UBS

with the

SEC,
including the

UBS Group AG

and UBS AG

Annual Reports

on Form 20-

F for the

year ended 31

December 2023.

UBS is not

under any obligation
to (and expressly disclaims

any obligation to)

update or alter its

forward-looking statements,

whether as a result of

new information, future
events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By:

/s/ Ulrich Körner

_____
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

May 8, 2024